

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 23, 2016

Laurie Butcher
Senior Vice President of Finance
Alaska Communications Systems Group, Inc.
600 Telephone Ave
Anchorage, AK 99503-6091

> **Re: Alaska Communications Systems Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 28, 2016**
> **File No. 000-28167**

Dear Ms. Butcher:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications